UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	000-14843

DT SALE CORP.

(Exact name of registrant as specified in its charter)

18030 Brookhurst PMB 373

Fountain Valley, California 92708

(714) 721- 6139

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

Common Stock Purchase Warrants, expiring January 21, 1989

Units, each Unit consisting of two shares of Common Stock and one Warrant

(Title of each class of security covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value per share: 209

Common Stock Purchase Warrants, expiring January 21, 1989: None

Units, each Unit consisting of two shares of Common Stock and one Warrant: None

Pursuant to the requirements of the Securities Exchange Act of 1934, DT Sale Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2011	By:	/s/ Stephen J. Vukadinovich
Stephen J. Vukadinovich, President and Chief Financial Officer